Exhibit 30

<u>ANNEX A</u>

Unless otherwise indicated below, the business address of the directors and executive officers of (x) Mitsui & Co., Ltd. ("Mitsui Japan") is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan and (y) Mitsui & Co. (U.S.A.) ("Mitsui USA") is 200 Park Avenue, New York, NY 10166, USA. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. For external directors, additional occupation and employment information is separately noted below. To the Reporting Persons' knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh, Ms. Sarah L. Casanova and Ms. Jessica Tan Soon Neo. Mr. Samuel Walsh is a citizen of the Commonwealth of Australia, Ms. Sarah L. Casanova is a citizen of Canada and Ms. Jessica Tan Soon Neo is a citizen of the Republic of Singapore.

<u>Directors and Executive Officers of Mitsui Japan</u>

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chair of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Yoshiaki Takemasu	Representative Director, Executive Vice President	—
Tetsuya Shigeta	Representative Director, Executive Vice President	—
Kazumasa Nakai	Representative Director, Senior Executive Managing Officer	—
Tetsuya Fukuda	Representative Director, Senior Executive Managing Officer	—
Samuel Walsh (i)	Director	—
Takeshi Uchiyamada (ii)	Director	—
Masako Egawa (iii)	Director	—
Fujiyo Ishiguro (iv)	Director	—
Sarah L Casanova (v)	Director	—
Jessica Tan Soon Neo (vi)	Director	—
Toru Matsui (1)	Executive Vice President	—
Makoto Sato (2)	Executive Vice President	—
Tetsuya Daikoku	Senior Executive Managing Officer	—
Takashi Furutani	Senior Executive Managing Officer	—
Yuichi Takano	Executive Managing Officer	—
Kenichiro Yamaguchi	Executive Managing Officer	—
Yoichiro Endo	Executive Managing Officer	—
Hiroshi Kakiuchi (3)	Executive Managing Officer	—
Kiyoshi Mori	Executive Managing Officer	—
Atsushi Kawase	Executive Managing Officer	—
Takeshi Akutsu (4)	Executive Managing Officer	—
Isao Kohiyama (5)	Executive Managing Officer	—
Koichi Wakana (6)	Executive Managing Officer	—
Makoto Tanaka	Executive Managing Officer	—
Masaya Inamuro	Executive Managing Officer	—
Daisuke Ishida	Executive Managing Officer	—

<u>External Directors:</u>

(i)   Chair of the Board, Gold Corporation (Australia) the Perth Mint

(ii)   Senior Advisor, Toyota Motor Corporation;

(iii)   Chancellor, School Juridical Person Seikei Gakuen;

Outside Director, Mitsubishi Electric Corporation

(iv)   Director of the Board (External), SEGA SAMMY HOLDINGS INC.

(v)   Outside Director, Kao Corporation;

Outside Director, Yamaha Motor Co., Ltd.

(vi)   Non-Executive Independent Board Director, SATS Ltd.;

Non-Executive Independent Board Director, CapitaLand India Trust Management Pte. Ltd.;

Member and Deputy Speaker of the Parliament of Singapore

<u>Location:</u>

(1)   200 Park Avenue, New York, NY 10166-0130, USA

(2)   12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961

(3)   15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand

(4)   Osaka Mitsui-Bussan Bldg. 3-33, Nakanoshima 2-chome Kita-ku, Osaka, 530-0005, Japan

(5)   Menara BCA 51st Floor, Grand Indonesia Jl.M.H. Thamrin No.1,Jakarta 10310,Indonesia

(6)   Nagoya Mitsui North building 8-18   Meieki 4-chome Nakamura-ku, Nagoya 450-0002 Japan

<u>Directors and Executive Officers of Mitsui USA</u>

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Atsuko Chitose	Director, Senior Vice President & Chief Strategy Officer	—
Junichi Hagiya	Director, Senior Vice President & Chief Financial Officer	—
Tomohiro Musha	Director, Senior Vice President & Chief Human Resources Officer	—
Linda Primrose (1)	Senior Vice President, Chief Compliance Officer & Secretary	—
Nobutaka Mochizuki	Senior Vice President & Chief Legal Officer	—
Tomohisa Suzue	Senior Vice President	—
Yuki Toyama	Senior Vice President	—
Kenichi Asano (1)	Senior Vice President	—
Daiki Sato (1)	Senior Vice President	—
Yoshihiro Yamamura	Senior Vice President	—
Munehide Sato	Senior Vice President	—
Naoki Aoyama	Senior Vice President	—
Kenji Otake (2)	Senior Vice President	
Yosuke Kawakami	Senior Vice President	—
Susumu Kodera	Senior Vice President	—
David Ekizian	Senior Vice President	—
Yosuke Matsumoto (1)	Senior Vice President	—
Harumasa Suzuki	Senior Vice President	—
Ikuo Hayashi	Senior Vice President	—
Junichiro Takahashi	Senior Vice President	—
Kenta Saito (3)	Senior Vice President	—
Tsuyoshi Watanabe	Vice President	—
Teresa Minger	Assistant Secretary	—

<u>Location:</u>

(1)   1300 Post Oak Blvd., Suite 1700, Houston, TX 77056, USA

(2)   535 Middlefield Road, Suite 100, Menlo Park, CA 94025, USA

(3)   750 17th Street, NW, Suite 400, Washington D.C. 20006, USA